KIEWIT DIVERSIFIED GROUP

                   Index to Financial Statements and
                 Management's Discussion and Analysis
             of Financial Condition and Results of Operations


Financial Statements:

  Condensed Statements of Earnings for the three months ended June 30, 1997 and 1996 and the six months ended June 30, 1997 and 1996
  Condensed Balance Sheets as of June 30, 1997 and December 28, 1996 Condensed Statements of Cash Flows for the six months ended June 30, 1997 and 1996
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of
  Operations



                       KIEWIT DIVERSIFIED GROUP

                     Condensed Statements of Earnings
                              (unaudited)

                                      Three Months Ended       Six Months Ended
                                           June 30,                June 30,
(dollars in millions,
  except per share data)              1997          1996        1997     1996

Revenue                              $  179        $  162      $  355   $  317
Cost of Revenue                        (113)         (102)       (223)    (197)
                                     ------        ------      ------   ------
                                         66            60         132      120

General and Administrative Expenses     (52)          (42)       (105)     (81)
                                     ------        ------      ------    -----
Operating Earnings                       14            18          27       39

Other Income (Expense):
 Equity Earnings, net                    13             2          18        1
 Investment Income, net                  10            15          21       31
 Interest Expense, net                  (11)           (7)        (19)     (13)
 Other, net                               2             3           2        1
                                     ------        ------       -----    -----
                                         14            13          22       20
                                     ------        ------       -----    -----

Earnings Before Income Taxes and
 Minority Interest                       28            31          49       59

Provision for Income Taxes              (10)          (13)        (17)     (23)

Minority Interest in Net Loss (Income)
 of Subsidiaries                          3            (1)          9       (1)
                                     ------        ------       -----    -----

Net Earnings                         $   21        $   17       $  41   $   35
                                     ======        ======       =====   ======
Primary Earnings Per Share           $  .87        $  .77       $1.67   $ 1.54
                                     ======        ======       =====   ======

Fully Diluted Earnings Per Share     $  .87        $  .77       $1.67   $ 1.54
                                     ======        ======       =====   ======


See accompanying notes to condensed financial statements.

                             KIEWIT DIVERSIFIED GROUP
                             Condensed Balance Sheets
                                                  June 30,      December 28,
                                                    1997            1996
(dollars in millions)                            (unaudited)
Assets
Current Assets:
 Cash and cash equivalents                        $    261       $   147
 Marketable securities                                 335           372
 Restricted securities                                  24            25
 Receivables, less allowance of $3 and $3               97            76
 Other                                                  27            33
                                                  --------       -------
Total Current Assets                                   744           653

Property, Plant and Equipment,
 less accumulated depreciation and
 amortization of $386 and $345                         671           642
Investments                                            859           806
Intangible Assets, net                                 369           353
Other Assets                                            72            74
                                                  --------       -------
                                                  $  2,715       $ 2,528
                                                  ========       =======

Liabilities and Stockholders' Equity
Current Liabilities:
 Accounts payable                                 $     66       $    79
 Current portion of long-term debt:
  Telecommunications                                    11            55
  Other                                                  1             2
 Accrued costs and billings in excess
  of revenue on uncompleted contracts                   13            12
 Accrued reclamation and other mining costs             16            19
 Other                                                  98            87
                                                  --------       -------
Total Current Liabilities                              205           254

Long-Term Debt, less current portion:
 Telecommunications                                    244           207
 Other                                                 133           113
Deferred Income Taxes                                  235           165
Retirement Benefits                                     47            48
Accrued Reclamation Costs                              101            98
Other Liabilities                                      165           168
Minority Interest                                      218           218

Stockholders' Equity (Redeemable common stock
 $1,333 million aggregate redemption value):
 24,575,825 outstanding shares in 1997 and
 23,219,744 in 1996
  Common equity                                      1,352         1,235
  Foreign currency adjustment                           (2)           (2)
  Net unrealized holding gain                           17            24
                                                  --------       -------
Total Stockholders' Equity                           1,367         1,257
                                                  --------       -------
                                                  $  2,715       $ 2,528
                                                  ========       =======

See accompanying notes to condensed financial statements.

                        KIEWIT DIVERSIFIED GROUP

                     Condensed Statements of Cash Flows
                               (unaudited)

                                                      Six Months Ended
                                                          June 30,
(dollars in millions)                                 1997          1996

Cash flows from operations:
 Net cash provided by operations                     $  139        $   77

Cash flows from investing activities:
 Proceeds from sales and maturities of
  marketable securities and investments                 142           127
 Purchases of marketable securities                    (102)          (99)
 Decrease in restricted securities                        2             2
 Capital expenditures                                   (70)          (44)
 Acquisitions and investments, net                      (70)          (96)
 Proceeds from sale of assets and other                   -             6
                                                     ------         -----
  Net cash used in investing activities                 (98)         (104)

Cash flows from financing activities:
 Proceeds from long-term debt borrowings                 16            11
 Payments on long-term debt, including
  current portion                                        (8)          (15)
 Issuance of common stock                                 5             -
 Repurchases of common stock                              -           (11)
 Exchange of Class B&C Stock for Class D Stock, net      72            19
 Payments of dividends                                  (12)          (13)
                                                     ------         -----
  Net cash provided by (used in) financing activities    73            (9)
                                                     ------         -----

Net change in cash and cash equivalents                 114           (36)

Cash and cash equivalents at beginning of period        147           363
                                                     ------         -----

Cash and cash equivalents at end of period           $  261         $ 327
                                                     ======         =====


See accompanying notes to condensed financial statements.

                      KIEWIT DIVERSIFIED GROUP

                Notes to Condensed Financial Statements


1. Basis of Presentation:

The condensed balance sheet of Kiewit Diversified Group (the "Group") at December 28, 1996 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 28, 1996.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Construction & Mining Group should be read in conjunction with these financial statements.

The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year.

Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.


2. Earnings Per Share:

Primary and fully diluted earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period after giving effect to stock options considered to be dilutive common stock equivalents. The number of shares used in computing both primary and fully diluted earnings per share were 24,579,927 and 23,205,830 for the three months ended June 30, 1997 and 1996 and 24,544,153 and 23,221,026 for the six months ending on the same dates.

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share". The statement establishes standards for computing and presenting earnings per share and requires the restatement of prior period earnings per share data presented. This statement is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is not permitted. Basic and diluted earnings per share, as defined in SFAS No. 128, are not expected to vary significantly from the primary and fully diluted earnings per share shown on the statements of earnings.


3. Summarized Financial Information:

The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and specifically attributable items are as follows:

(dollars in millions)
                                                    June 30,    December 28,
                                                      1997          1996

 Cash and marketable securities                     $    4       $    5
 Property, plant and equipment, net                      5            5
 Other assets                                            2            1
                                                    ------       ------
    Total Assets                                    $   11       $   11
                                                    ======       ======

 Accounts payable                                   $    6       $   17
 Long-term debt, including current portion               1            1
                                                    ------       ------
    Total Liabilities                               $    7       $   18
                                                    ======       ======

                                 Three Months Ended     Six Months Ended
                                      June 30,              June 30,
                                 1997          1996     1997        1996

 Other expense, net              $  -          $  -     $  -        $ (1)


Corporate general and administrative costs have been allocated to the Group. These allocations were $2 million for the three months ended June 30, 1997 and 1996 and $3 million for the six months ended June 30, 1997 and 1996.

Mine management fees paid to the Construction & Mining Group were $7 million and $8 million for the three months ended June 30, 1997 and 1996 and $16 million and $15 million for the six months ended June 30, 1997 and 1996.

4. Acquisitions:

In 1996, C-TEC purchased 80% of Freedom New York, L.L.C. ("Freedom").
Freedom provides subscription television services using microwave frequencies in New York City and selected areas of New Jersey. In March 1997, C-TEC paid $40 million (including $10 million of non-capitalized costs) in connection with a series of transactions which resulted in C-TEC having a 100% ownership interest in the assets of Freedom. The acquisition was accounted for as a purchase. The purchase price (net of non-capitalizable costs) exceeded the fair value of net assets acquired by $25 million, which is recognized as goodwill and is being amortized over approximately 6 years.

In December 1996, CE Electric which is 70% owned directly by CalEnergy and 30% owned by the Group, acquired majority ownership of the outstanding ordinary share capital of Northern Electric plc. ("Northern") pursuant to a tender offer (the "Tender Offer") commenced in the United Kingdom by CE Electric in November 1996. As of March 18, 1997, CE Electric effectively owned 100% of Northern's ordinary shares.

As of June 30, 1997, CalEnergy and the Group had contributed to CE Electric approximately $410 million and $176 million, respectively, of the approximately $1.3 billion required to acquire all of Northern's ordinary and preference shares in connection with the Tender Offer. The remaining funds necessary to consummate the Tender Offer were provided by term loan ($921 million) and revolving facility agreement obtained by CE Electric. The Group has not guaranteed, and is not otherwise subject to recourse for, amounts borrowed under these facilities.

On July 2, 1997, the Labour Party in the United Kingdom announced the details of its proposed "Windfall Tax" to be levied against privatized British utilities. This one-time tax will be 23% of the difference between the value at the time of privatization and the utility's current value based on profits over a period of up to four years. At the time of acquisition, CE Electric accounted for the potential tax as a purchase accounting contingent liability. However, the Securities and Exchange Commission has subsequently permitted an acquiring company, in a similar situation, to account for the tax as a one-time charge. CE Electric will take a charge of approximately $200 million when the tax is enacted. The total impact to the Group, directly through its investment in CE Electric and indirectly through its investment in CalEnergy is expected to approximate $85 million.

5. Investments:

The Group is able to defer $40 million of taxable gain with respect to the 1995 Whitney Benefits litigation settlement by investing in real estate. In February 1997, the Group purchased an office building in Aurora, Colorado for $22 million. The Group may make additional real estate investments to defer the remaining balance. On June 30, 1997, the Group closed a $16 million financing agreement with Metropolitan Life Insurance Company. The 15 year note is collateralized by the Aurora property and carries an interest rate of 8.38%.

In late 1995, a Group and CalEnergy venture, CE Casecnan Water and Energy Company, Inc., ("Casecnan") closed financing and commenced construction of a $495 million irrigation and hydroelectric power project located on the
Philippines island of Luzon.   The Group and CalEnergy have each made $62
million of equity contributions to the project.

The Casecnan project was being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. ("HECC"), (together, "Contractors"), both of which are South Korean corporations.
Hanbo Corporation and HECC are under common ownership. The Contractor's obligations under the construction contract ("Hanbo Contract") are guaranteed by Hanbo Iron & Steel Company, Ltd. ("Hanbo Steel"), a large South Korean steel company. In addition, the Contractors' obligations are secured by an unconditional, irrevocable standby letter of credit issued by Korea First Bank ("KFB") in the approximate amount of $118 million. During the first quarter of 1997 Hanbo Corporation, HECC and Hanbo Steel each filed to seek bankruptcy protection in South Korea and KFB's credit rating was downgraded because of the substantial loans it made to Hanbo Steel.

On May 7, 1997, Casecnan announced that it had terminated the Hanbo Contract and had entered into a new engineer, procure and construct contract to complete the construction of the project (the "Replacement Contract").
The work under the Replacement Contract will be conducted by a consortium of contractors and subcontractors including Siemens A.G., Sulzer Hydro Ltd., Black & Veatch and Colenco Power Engineering Ltd., and will be headed by Cooperativa Muratori Cementista CMC di Ravenna and Impressa Pizzarotti & C. Spa. The Hanbo Contract was terminated because of events of default under the contract including the fact that the Contractors had filed for court receivership protection in South Korea. In connection with the contract termination, Casecnan made a draw request of $79 million under the letter of credit issued by KFB to pay certain transition costs and other damages under the Hanbo Contract. KFB failed to honor the draw request and Casecnan filed a suit in New York State Court. KFB funded, pursuant to a court order, the $79 million into an interest bearing account at an independent financial institution in the United States. This matter is still unresolved, however, if KFB would not be required to honor its obligations under the letter of credit, such action may have a material adverse effect on the Casecnan project. Based on information available, the Group does not currently believe its investment is impaired.

The Group and CalEnergy have agreed to jointly develop and construct geothermal power facilities at the Dieng and Patuha sites in Indonesia. Dieng Unit 1 is being constructed and is expected to be placed in commercial operation later this year. An additional five units are expected to be constructed on a modular basis as geothermal resources are developed. On June 12, 1997 the Group and CalEnergy closed a $400 million revolving credit facility to finance the development and construction of the remaining Indonesian projects. The credit facility is collateralized by the Indonesian assets and is nonrecourse to the Group.

6. C-TEC Restructuring:

In February 1997, C-TEC announced a plan to separate its operations along business lines into three separate, publicly traded companies:

      Commonwealth Telephone Enterprises, Inc., containing the local telephone group and related engineering business;

      Cable Michigan, Inc., containing the cable television operations in Michigan; and

      RCN Corporation, Inc., which will consist of RCN Telecom Services; C-TEC's existing cable systems in the Boston-Washington, D.C. corridor; and the investment in Megacable S.A. de C.V., a cable operator in Mexico. RCN Telecom Services is a provider of packaged local and long distance telephone, video, and internet access services provided over fiber optic networks to residential customers in Boston and New York City.

The restructuring should permit investors and the financial markets to better understand and evaluate C-TEC's various businesses. In addition, the restructuring will allow C-TEC to raise capital on the most efficient terms. In July 1997, C-TEC closed four committed credit facilities with a syndicate of banks aggregating $410 million. C-TEC intends to use these credit facilities to refinance the cable group's existing Senior Secured Notes and to fund RCN's continued development.

On June 18, 1997 C-TEC received approval by the Internal Revenue Service to conduct the tax-free spin-off of Cable Michigan and RCN Corporation.
While it is anticipated that the proposed restructuring will occur by the fourth quarter, the spin-offs are subject to receipt of other regulatory approvals and other conditions. If the reorganization and spin-offs occur, the Group will own less than 50% of the outstanding shares and voting rights of each entity, and will therefore account for each entity using the equity method for all of 1997.

On May 12, 1997, C-TEC announced that it had proposed to acquire the 38% of the common stock of Mercom Inc. ("Mercom") not currently owned by it in exchange for 8.75% of the common stock of C-TEC Michigan. The proposed exchange ratio is based on the assumption that C-TEC Michigan will have $125 million of debt outstanding at the time of the transaction.

The proposal is subject to certain conditions, including the consummation of C-TEC's restructuring and the receipt of all required regulatory approvals. On June 23, 1997, C-TEC announced that due to the earlier than anticipated IRS approval of its own restructuring, it was suspending discussions with Mercom until after its restructuring was complete. C-TEC reserves the right to withdraw its proposal at any time prior to the execution of a definitive agreement. There can be no assurance as to the terms of any transaction or that any transaction will take place.

The following financial information of the Group is presented as if C-TEC had been accounted for utilizing the equity method in the condensed financial statements as of June 30, 1997 and December 28, 1996 and for the three and six months ended June 30, 1997 and 1996.

                                                 June 30,       December 28,
 (dollars in millions)                             1997             1996

 Assets

 Current Assets:
  Cash and cash equivalents                       $  203           $   71
  Marketable securities                              331              325
  Restricted securities                               24               25
  Receivables                                         46               34
  Other                                               15                4
                                                  ------           ------
 Total Current Assets                                619              459

 Net Property, Plant and Equipment                   176              174
 Investments                                       1,124            1,075
 Intangible Assets, net                               21               23
 Other Assets                                         46               49
                                                 -------          -------
                                                 $ 1,986          $ 1,780
                                                 =======          =======

 Liabilities and Stockholders' Equity

 Current Liabilities:
  Accounts payable                               $    30          $    41
  Current portion of long-term debt                    1                2
  Accrued reclamation and other mining costs          14               19
  Other                                               44               19
                                                 -------          -------
 Total Current Liabilities                            89               81

 Long-term Debt, less current portion                133              113
 Deferred Income Taxes                               136               64
 Retirement Benefits                                  45               45
 Accrued Reclamation costs                           101               98
 Other Liabilities                                   113              118
 Minority Interest                                     2                4

 Stockholders' Equity                              1,367            1,257
                                                 -------          -------
                                                 $ 1,986          $ 1,780
                                                 =======          =======

                                       Three Months Ended     Six Months Ended
                                            June 30,              June 30,
 (dollars in millions)                  1997         1996     1997       1996

 Revenue                               $   81       $   69    $ 161     $  134
 Cost of Revenue                          (42)         (38)     (84)       (73)
                                       ------       ------    -----     ------
                                           39           31       77         61

 General and Administrative Expenses      (23)         (21)     (41)       (38)
                                       ------       ------    -----     ------

 Operating Earnings                        16           10       36         23

 Other Income (Expense):
  Equity earnings, net                      8           (3)       9         (4)
  Investment income, net                    8           12       16         24
  Interest expense, net                    (4)          (1)      (7)        (1)
  Other, net                                1            6        2          7
                                       ------       ------    -----     ------
                                           13           14       20         26
                                       ------       ------    -----     ------

 Earnings Before Income Taxes and
  Minority Interest                        29           24       56         49

 Provision for Income Taxes                (9)          (9)     (17)       (16)

 Minority Interest in Net
  Loss of Subsidiaries                      1            2        2          2
                                       ------       ------    -----     ------

 Net Earnings                          $   21       $   17    $  41     $   35
                                       ======       ======    =====     ======


                                                         Six Months Ended
                                                             June 30,
 (dollars in millions)                                   1997        1996

 Cash flows from operations:
  Net cash provided by operations                       $  107      $   32

 Cash flows from investing activities:
  Proceeds from sales and maturities of
   marketable securities and investments                    98           9
  Purchases of marketable securities                      (102)        (47)
  Change in restricted securities                            3           2
  Capital expenditures                                     (12)        (17)
  Acquisitions and investment, net                         (42)       (100)
  Other                                                      1           5
                                                        ------      ------
   Net cash used in investing activities                   (54)       (148)

 Cash flows from financing activities:
  Proceeds from long-term debt borrowings                   16          11
  Payments on long-term debt, including
   current portion                                          (2)         (3)
  Repurchases of common stock                                -         (11)
  Exchange of Class B&C Stock for Class D Stock             72          19
  Payment of dividends                                     (12)        (12)
  Issuance of common stock                                   5           -
                                                        ------      ------
   Net cash provided by financing activities                79           4
                                                        ------      ------

 Net change in cash and cash equivalents                   132        (112)

 Cash and cash equivalents at beginning of period           71         314
                                                        ------      ------
 Cash and cash equivalents at end of period             $  203      $  202
                                                        ======      ======


7. Other Matters:

On June 19, 1997, James Q. Crowe was appointed President and CEO of Kiewit Diversified Group Inc. Mr. Crowe assumed the position previously held by Richard R. Jaros, who will continue to serve on the PKS Board of Directors. Mr. Crowe was the Chairman and CEO of MFS Communications Company until December 31, 1996, when the company was purchased by Worldcom, Inc. MFS was a subsidiary of the Group until September 1995, when it was spun-off and became an independent, publicly owned corporation.

The Group is involved in other various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position, future results of operations or future cash flows.


                     KIEWIT DIVERSIFIED GROUP

          Management's Discussion and Analysis of Financial Condition
                      and Results of Operations

Results of Operations - Second Quarter 1997 vs. Second Quarter 1996

Revenue from each of the Group's business segments for the three months ended June 30 comprised the following (in millions):

                                                     1997           1996

 Coal Mining                                        $   54         $   58
 Telecommunications                                     98             93
 Information Services                                   24              9
 Other                                                   3              2
                                                    ------         ------
                                                    $  179         $  162
                                                    ======         ======

Mining. Mining revenue declined 7% in the second quarter of 1997 compared to the same period in 1996. Commonwealth Edison Company ("Commonwealth") has the flexibility under the amended contract to accelerate or defer delivery of alternate source coal provided it accepts delivery of the aggregate minimum commitment at the end of each year. In early 1996, alternate source coal shipments fell below minimum levels. These shortfalls were partially made up in the second quarter of 1996. In 1997, the opposite scenario occurred. Commonwealth took delivery of more coal in the first quarter than the second quarter. Partially offsetting the decline in alternate source coal sales were additional spot sales to utilities in the northwestern United States.

Cost as a percentage of revenue for the coal mining operations in the second quarter of 1997 was consistent with that of the prior year. A spot market customer bought out a portion of its contract by making a payment equivalent to 60% of the price of coal. These proceeds, with no corresponding costs, offset the decline in higher margin alternate coal sales.

Telecommunications.   The telecommunications segment is comprised of C-TEC's
telephone, cable and RCN groups. Due to the receipt of the IRS approval to spin-off Cable Michigan and RCN, C-TEC has reclassified these businesses as discontinued operations and has recognized, in the second quarter, their estimated losses through the projected spin-off date. The Group's equity ownership in all three businesses will remain at approximately 48% at the spin-off date. Therefore, the Group will continue to reflect the operations of Cable Michigan and RCN as continuing operations and has not accrued the estimated losses of these businesses through the spin-off date.

Telecommunications revenue for the Group increased $5 million or 5% for the three months ended June 30, 1997 compared to the same period in 1996. The telephone group's revenue was essentially unchanged in 1997. Higher local network service revenue, and interstate and intrastate access revenue were primarily offset by a decline in construction revenue from the communications services business. The communications services business is continually subject to fluctuations due to its nonrecurring revenue streams, market conditions and the effect of competition on margins. As of June 30, 1997, the business had minimal backlog and does not anticipate a significant change in the foreseeable future. Sales for the cable group increased $5 million or 12% in 1997. The increase is attributable to higher basic service revenue resulting from additional subscribers during the period and the effects of a rate increase implemented during the first quarter of 1997. RCN's revenue increased to $3 million in the second quarter of 1997. An increase of subscribers in the New York and Boston markets is responsible for the increase.

Telecommunications cost of sales increased 11% in the second quarter of 1997. Expenses for the telephone group remained level with those of the same period in 1996 as increases in advertising, information systems services expenses and the costs associated with the development of a competitive local telephone effort were substantially offset by lower materials costs associated with the video conferencing sales and lower construction costs of the communications services business resulting from the decline in sales. The cable group's costs increased 10% in 1997. The increase is primarily attributable to higher basic programming costs, resulting from higher programming rates, additional channels and additional subscribers.
The costs associated with the development of new business in New York and Boston, primarily personnel, advertising and programming, resulted in a $7 million increase in RCN's costs.

Information Services. The Group's information services business provides computer operations outsourcing and systems integration services to firms that desire to focus resources on their core business. Systems integration services include converting mainframe based systems to client/server architecture, Year 2000 compliance, code restructuring and software re-engineering. Revenue attributable to computer outsourcing and systems integration increased 167% to $24 million for the three months ended June 30, 1997 compared to the same period in 1996. The increase in revenue is attributable to signing of several major new outsourcing contracts in late 1996 and the increased focus of existing and new customers on Year 2000 compatibility.

The operating costs of the information services business doubled to $14 million in 1997 primarily due to its continued growth. Hardware, communications and personnel costs all experienced significant increases compared to the prior year. Operational efficiencies were recognized in 1997 through the increased utilization of existing computer hardware.

General and Administrative Expenses. General and administrative expenses increased 24% in the second quarter of 1997 compared to the same period in 1996. The expenses of Freedom and the professional fees incurred by C-TEC for its restructuring were the primary factors for the increase.
Also contributing to the increase was the additional overhead incurred by the growing information services business.

Equity Earnings, net. Equity earnings increased significantly in 1997. The Group's proportionate share of CalEnergy's earnings increased $5 million in the second quarter of 1997 to $9 million. The conversion of CalEnergy debentures to common stock and the exercising of options increased the Group's ownership interest in CalEnergy from 23% at June 30, 1996 to 30% at June 30, 1997. CalEnergy's earnings also increased primarily due to the completion and commencement of operations at the Salton Sea Unit IV and two Philippine geothermal facilities, the purchase of three cogeneration facilities and the acquisition of Northern Electric, all of which occurred in the last half of 1996. In addition to contributing to CalEnergy's earnings, the Group's proportionate share of Northern Electric also provided $6 million of income. Partially offsetting these gains were losses attributable to the Casecnan project. The Casecnan loss during construction results from the variance in borrowing and investing interest rates on the funds generated by the project's debt offering in 1995.

Investment Income, net.   The decline in investment income is attributable to
a reduction of interest income, due to a smaller average portfolio balance and the conversion of CalEnergy debentures into common stock in September 1996, and a decline in gains on the disposal of marketable and equity securities.

Interest Expense, net.    Interest expense increased from $7 million in 1996
to $11 million in 1997. Interest of $2 million was capitalized by CPTC in 1996 due to the construction of the SR91 toll road. Due to commencement of operations, interest of $3 million in 1997 was charged against earnings.

Other, net. The slight decline in other income in 1997 is due to fewer gains on the disposal of property, plant and equipment and other assets.

Provision for Income Taxes.   The effective income tax rate in 1996 differs
from the expected statutory rate of 35% primarily due to state income taxes.

Minority Interest in Net Loss (Income) of Subsidiaries. C-TEC's losses, primarily due to the development of the RCN business and restructuring expenses, and the losses associated with the SR91 toll road, resulted in the increased losses attributable to minority shareholders.

Results of Operations - Six Months 1997 vs. Six Months 1996

Revenue from each of the Group's business segments for the six months ended June 30 comprised the following (in millions):

                                                   1997             1996

 Coal Mining                                      $  115           $  111
 Telecommunications                                  194              183
 Information Services                                 40               19
 Other                                                 6                4
                                                  ------           ------
                                                  $  355           $  317
                                                  ======           ======

Mining. Coal sales increased 4% during the first half of 1997. Additional spot coal sales, partially due to a decline in hydroelectric power generated in the northwestern United States, and additional contract sales to Mississippi Power were primarily responsible for the increase in revenue.

Operating costs as a percentage of revenue were virtually unchanged from the same period in 1996. The increase in lower margin contract and spot sales was substantially offset by the proceeds from the partial buy-out of a spot sales contract.

Telecommunications. The Group's telecommunications revenue increased 6% to $194 million for the six months ended June 30, 1997 compared to the same period in 1996. Sales for the telephone group were consistent with that of the prior year. A decline in revenue from the communications services business was substantially offset by increases in higher local network service revenue, interstate and intrastate access revenue, and internet access revenue.
Sales for the cable group increased 9% to $79 million for the period.
The increase is primarily attributable to higher basic service revenue resulting from additional subscribers and the effects of a rate increase implemented during the first quarter of 1997. RCN's revenue increased $5 million to $6 million for the first half of 1997. This increase is due to the additional subscribers obtained in the New York and Boston markets.

The cost of revenue for the Group's telecommunications segment increased 12% in 1997. The costs associated with the development of a competitive local telephone effort in 1997 and the positive effect of a one-time postemployment benefit adjustment in 1996 were primarily responsible for the 5% increase in the telephone group's cost of revenue. Partially offsetting these items was a decline in costs for the communications services business resulting from a decrease in sales. The cable group's costs increased 9% for the six months ended June 30, 1997. The increase is primarily due to higher basic programming costs. The development of the New York and Boston markets resulted in an $11 million increase in costs for RCN during the period. The most significant increases occurred in personnel related costs, origination and programming costs and advertising expenses.

Information Services. Revenue for information services business increased 110% to $40 million for the six months ended June 30, 1997. The increase in revenue is attributable to signing of several major new outsourcing contracts in late 1996 and the increased focus of customers on Year 2000 compatibility.

The operating costs of the information services business increased 79% to $25 million in 1997 primarily due to its continued growth. Hardware, communications and personnel costs all experienced significant increases compared to the prior year. Operational efficiencies were recognized in 1997 through the increased utilization of existing computer hardware.

General and Administrative Expenses.   General and administrative expenses
increased 30% in 1997. The expenses of Freedom, acquired by C-TEC in 1996, and certain non-capitalized costs of $10 million incurred in connection with the March 1997 transactions with Freedom's minority shareholders, and the professional fees incurred for C-TEC's restructuring were primarily responsible for the higher costs. Also contributing were the additional costs associated with the growing information services business.

Equity Earnings, net.   Equity earnings increased significantly in 1997. The
Group's proportionate share of CalEnergy's earnings increased $10 million in 1997 to $16 million. An increase in the Group's share of CalEnergy's earnings and improvement in those earnings, primarily due to the commencement of operations at additional geothermal facilities, and the acquisitions of three cogeneration facilities and Northern Electric, contributed to the increase. The Group's proportionate share of Northern Electric provided $9 million of income. Partially offsetting these gains were losses attributable to the Casecnan project.

Investment Income, net.   Investment income declined 32% in 1997.  The
conversion of CalEnergy convertible debentures into common stock, a reduction in the average portfolio balance due to significant investments in CE
Electric and the RCN businesses, and a decline in gains recognized on the sales of securities, all contributed to the reduction in investment income.

Interest Expense, net. Interest expense increased in 1997 to $19 million from $13 million in 1996. Through June 1996 and 1997, CPTC incurred $4 million and $5 million of interest on its long-term debt. In 1996 the interest was capitalized due to the construction of the SR91 toll road. In 1997 the interest was charged against earnings.

Other, net.   Other income is primarily comprised of gains and losses on the sale and disposition of property, plant and equipment and other assets. Increased income from the sale of operating assets, and the absence of one-time charges for C-TEC's write-off of regulatory assets led to the increase in other income.

Provision for Income Taxes. The effective income tax rate for 1996 differs from the expected statutory of 35% primarily due to the state income taxes.

Minority Interest in Net Loss (Income) of Subsidiaries. C-TEC's losses, primarily due to the development of the RCN business, certain non-capitalized costs incurred in connection with the March 1997 transactions with Freedom's minority shareholders and restructuring expenses, and the losses associated with the SR91 toll road, resulted in the increased losses attributable to minority shareholders.

Financial Condition - June 30, 1997 vs. December 28, 1996

Excluding C-TEC described in a separate paragraph below, the Group's working capital increased $152 million or 40% during 1997. An increase in cash flows from operations, primarily due to $93 million of federal tax and interest refunds, and financing activities, was partially offset by investing activities.

Investing activities primarily consist of $16 million of real estate investments, $19 million of international energy projects, $12 million of capital expenditures, including $8 million for the information services business, and the net purchase of marketable securities of $4 million.

Financing sources include $72 million from the exchange of Class B&C Stock for Class D Stock, $5 million from the issuance of common stock and $16 million long-term debt borrowings. These sources were partially offset by $12 million for the payment of dividends.

C-TEC's working capital decreased slightly in 1997. The series of transactions with Freedom's minority shareholders for $40 million, $61 million of capital expenditures to expand the RCN, cable and telephone networks, and $7 million to repay long-term debt and preferred dividends were partially funded by the sale of marketable securities of $43 million.

The Group anticipates making significant investments in its telecommunications and energy businesses - including its joint venture agreement with CE covering international power project development activities - and searching for opportunities to acquire businesses which provide for long-term growth. Other long-term liquidity uses include payment of income taxes and repurchasing the Group's stock. The Group's current financial condition and borrowing capacity should be sufficient for immediate operating and investing activities.

In late 1995, a Group and CalEnergy venture, CE Casecnan Water and Energy Company, Inc., ("Casecnan") closed financing and commenced construction of a $495 million irrigation and hydroelectric power project located on the Philippine island of Luzon. The Group and CalEnergy have each made $62 million of equity contributions to the project.

The Casecnan project was being constructed on a joint and several basis by Hanbo Corporation and Hanbo Engineering & Construction Co. Ltd. ("HECC"), (together, "Contractors"), both of which are South Korean corporations.
Hanbo Corporation and HECC are under common ownership. The Contractor's obligations under the construction contract ("Hanbo Contract") are guaranteed by Hanbo Iron & Steel Company, Ltd. ("Hanbo Steel"), a large South Korean steel company. In addition, the Contractors' obligations are secured by an unconditional, irrevocable standby letter of credit issued by Korea First Bank ("KFB") in the approximate amount of $118 million. During the first quarter of 1997 Hanbo Corporation, HECC and Hanbo Steel each filed to seek bankruptcy protection in South Korea and KFB's credit rating was downgraded because of the substantial loans it made to Hanbo Steel.

On May 7, 1997, Casecnan announced that it had terminated the Hanbo Contract and had entered into a new engineer, procure and construct contract to complete the construction of the project (the "Replacement Contract").
The work under the Replacement Contract will be conducted by a consortium of contractors and subcontractors including Siemens A.G., Sulzer Hydro Ltd., Black & Veatch and Colenco Power Engineering Ltd., and will be headed by Cooperativa Muratori Cementista CMC di Ravenna and Impressa Pizzarotti &
C. Spa. The Hanbo Contract was terminated because of events of default under the contract including the fact that the Contractors had filed for court receivership protection in South Korea. In connection with the contract termination, Casecnan made a draw request of $79 million under the letter of credit issued by KFB to pay certain transition costs and other damages under the Hanbo Contract. KFB failed to honor the draw request and Casecnan filed a suit in New York State Court. KFB funded, pursuant to a court order, the $79 million into an interest bearing account of an independent financial institution in the United States. This matter is still unresolved, however, if KFB would not be required to honor its obligations under the letter of credit, such action may have a material adverse effect on the Casecnan project. However, based on information available, the Group does not currently believe its investment is impaired.

In February 1997, C-TEC announced a plan to separate its operations along business lines into three separate, publicly traded companies:

         Commonwealth Telephone Enterprises, Inc., containing the local telephone group and related engineering business;

         Cable Michigan, Inc., containing the cable television operations in Michigan; and

         RCN Corporation, Inc., which will consist of RCN Telecom Services; C-TEC's existing cable systems in the Boston-Washington, D.C. corridor; and the investment in Megacable S.A. de C.V., a cable operator in Mexico. RCN Telecom Services is a provider of packaged local and long distance telephone, video, and internet access services provided over fiber optic networks to residential customers in Boston and New York City.

The restructuring should permit investors and the financial markets to better understand and evaluate C-TEC's various businesses. In addition, the restructuring will allow C-TEC to raise capital on the most efficient terms. In July 1997, C-TEC closed four committed credit facilities with a syndicate of banks aggregating $410 million. C-TEC intends to use these credit facilities to refinance the cable group's existing Senior Secured Notes and to fund
RCN's continued development.

On June 18, 1997 C-TEC received approval by the Internal Revenue Service to conduct the tax-free spin-off of Cable Michigan and RCN Corporation. While it is anticipated that the proposed restructuring will occur by the fourth quarter, the spin-offs are subject to receipt of other regulatory approvals and other conditions. If the reorganization and spin-offs occur, the Group will own less than 50% of the outstanding shares and voting rights of each entity, and will therefore account for each entity using the equity method for all of 1997.

On May 12, 1997, C-TEC announced that it had proposed to acquire the 38% of the common stock of Mercom not currently owned by it in exchange for 8.75% of the common stock of C-TEC Michigan. The proposed exchange ratio is based on the assumption that C-TEC Michigan will have $125 million of debt outstanding at the time of the transaction.

The proposal is subject to certain conditions, including the consummation of C-TEC's restructuring and the receipt of all required regulatory approvals. On June 23, 1997, C-TEC announced that due to the earlier than anticipated IRS approval of its own restructuring, it was suspending discussions with Mercom until after its restructuring was complete. C-TEC reserves the right to withdraw its proposal at any time prior to the execution of a definitive agreement. There can be no assurance as to the terms of any transaction or that any transaction will take place.